UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                            SEC File Number 002-99080

                                   (Check One)
/ / Form 10-K     / / Form 10-KSB / / Form 20-F  / / Form 11-K   / / Form 10-Q
/X/ Form 10-QSB   / / Form N-SAR  / / Form N-CSR

                         For period ended June 30, 2007

                  / / Transition Report on Form 10-K/Form 10-KSB
                  / / Transition Report on Form 20-F
                  / / Transition Report on Form 11-K
                  / / Transition Report on Form 10-Q/Form 10-QSB
                  / / Transition Report on Form N-SAR
                  For the transition period ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

The Certo Group Corp.
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Full Name of Registrant

285 Davidson Avenue
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Address of Principal Executive Office

Somerset, New Jersey 08873
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City, State and Zip Code

PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b)  The  subject   annual   report,   semi-annual   report,
/ / transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the registrant's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dominic Certo, President and Chief Executive Officer (732) 356-9555
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(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) : Yes No X

The Company has failed to file the following reports:

o    a quarterly  report on Form 10-QSB for the fiscal  quarter  ended March 31,
     2006
o    a  quarterly  report on Form 10-QSB for the fiscal  quarter  ended June 30,
     2006
o a quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2006
o    an annual report on Form 10-KSB for the fiscal year ended December 31, 2006
o    a quarterly  report on Form 10-QSB for the fiscal  quarter  ended March 31,
     2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? :
Yes __ No X

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                              The Certo Group Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date: August 15, 2007                 By: /s/ Dominic Certo
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                                      Dominic Certo
                                      President and Chief Executive Officer